EXHIBIT 77C


Results of Special Shareholder Meeting

	On December 15, 1998, the Fund held a Special Meeting of Shareholders to consider a plan of complete liquidation and dissolution of the Fund (the "Plan"), providing for, among other things, the sale of all of the assets of the Fund, the distribution in cash of the net proceeds from such sale of assets to the stockholders in accordance with the Plan in complete liquidation of their interests in the Fund, and the subsequent dissolution of the Fund pursuant to Maryland law. The results of the voting are as follows:

Proposal:	Approval of a plan of complete liquidation and dissolution of the Fund.

Voted:

FOR:            2,624,069
AGAINST: 	21,610
ABSTAIN:	6,500





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